UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: January 31, 2005 Estimated average burden hours per response. . .2.50
(Check One): [x]Form 10-K Form 20-F Form 11-K Form 10-Q [ ]Form N-SAR	SEC FILE NUMBER 0-29974

CUSIP NUMBER 825907108

For Period Ended: December 31, 2001
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sideware Systems, Inc.
Full Name of Registrant

Former Name if Applicable

7900 Westpark Drive, Suite T-300
Address of Principal Executive Office (Street and Number)

McLean, VA 22102
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     Finalization of the Form 10-K for the fiscal year ended December 31, 2001 (the “Form 10-K”) has taken additional time, principally due to the focusing of substantial attention of the Company’s management to the satisfaction of remaining closing conditions of the pending significant acquisition of KnowledgeMax, Inc. and preparing adequate and complete disclosure regarding KnowledgeMax, Inc. for inclusion in the Form 10-K.

PART IV— OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

James L. Speros	(703)	437-9002
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [x]Yes No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x]Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of anticipated change:

On September 7, 2001, the Company invested $1,000,001 in Chalk.Com Network (Holding) Corporation (“Chalk.Com”) to acquire 66.7% of the outstanding shares of Chalk.Com. On September 14, 2001, the Company announced the termination of all operations relating to the development and sales of its eCRM software. The Company reduced its work force to approximately ten employees in the U.S. and Canada, six of which are working on a transitional basis, with the remaining expected to be integrated into the operations of Chalk.Com. As a result, the eCRM business has been characterized as a discontinued operation for financial accounting purposes. Fixed assets have been written down to market value and the Company is in the process of selling the related assets.

On December 7, 2001, the Company entered into the Agreement and Plan of Merger and Reorganization with KnowledgeMax, Inc. and KM Acquisition Corp. (the “Merger Agreement”), pursuant to which KnowledgeMax, a Delaware corporation, would merge into a wholly-owned subsidiary of the Company in exchange for shares of the Company’s common stock representing, on a fully-diluted basis, 55% of the outstanding shares of the Company. For accounting purposes, this acquisition will be treated as a purchase of the Company by KnowledgeMax. Accordingly, from and following the closing, the Company’s historical financial statements will be those of KnowledgeMax, with the Company’s assets being treated, under purchase accounting, as being acquired as of the effective date of the merger.

On March 20, 2002, the stockholders of each company adopted and approved the Merger Agreement and the transactions contemplated thereunder. However, there are a number of significant closing conditions which still have not been satisfied. As of the date of this report, the Company is unable to determine whether the merger will close prior to or after the date of the filing of the Form 10-K. Therefore, the results of operations reported in the Company’s Form 10-K may be the historical financial results of Sideware Systems, Inc. (if the merger has not closed) or KnowledgeMax (if the merger has closed).

In the event that the merger has not closed prior to the filing of the Form 10-K, the results of operations reported for the fiscal year ended December 31, 2001 will differ significantly from the results reported for the fiscal year ended December 31, 2000 as a result of the classification of the Company’s eCRM segment as a discontinued operation and the Company’s acquisition of an interest in Chalk.Com.

The Company expects to report sales revenue from continuing operations for the fiscal year ended December 31, 2001 of approximately $346,000 (as compared to $0 for the fiscal year ended December 31, 2000). For the fiscal year ended December 31, 2000, the Company reported revenue of $667,000 from its eCRM business which, as noted above, will be classified as a discontinued operation in the Company’s financial statements to be included in the Form 10-K).

The Company expects to report a loss from continuing operations for the fiscal year ended December 31, 2001 of approximately $3.5 million (as compared to a loss of approximately $7.0 million for the fiscal year ended December 31, 2000). The Company expects to report a loss from discontinued operations for the fiscal year ended December 31, 2001 of approximately

$10.6 million (as compared to a loss of approximately $20.8 million for the fiscal year ended December 31, 2000).

The Company expects to report comprehensive loss for the fiscal year ended December 31, 2001 of approximately $14.3 million (as compared to a comprehensive loss of approximately $28.4 million for the fiscal year ended December 31, 2000).

If the merger has closed prior to the filing of the Form 10-K, the results of operations reported for the fiscal year ended December 31, 2001 will differ significantly from the results reported by the Company for the fiscal year ended December 31, 2000 as a result of the fact that the financial statements of the Company will be the historical financial statements of KnowledgeMax.

The Company encourages stockholders to review KnowledgeMax’s historical financial statements, and related information, contained in the Company’s proxy statement-prospectus dated February 8, 2002 which was included in the Registration Statement on Form S-4/A filed with the SEC on February 8, 2002.

Sideware Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2002	By: /s/ James L. Speros
James L. Speros President and Chief Executive Officer